You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.

VINFAST AUTO LTD.
c/o Continental Proxy Services
1 State Street, New York NY 10004

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)
(Company Registration Number 201501874G)

NOTICE OF ANNUAL GENERAL MEETING

to be held on
June 25, 2026 (Eastern Time)
June 26, 2026 (Singapore Time)

Dear Shareholder,

NOTICE IS HEREBY GIVEN THAT the annual general meeting of VinFast Auto Ltd. (the "**Company**") (the "**AGM**") will be convened and held by way of electronic means on June 25, 2026, 8:30PM (Eastern Time) / June 26, 2026, 8:30AM (Singapore Time) consider, and if thought fit, to pass, with or without amendments, the following as ordinary resolutions:

ORDINARY BUSINESS

Ordinary Resolution 1 To approve the payment of Directors' emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2027.

Ordinary Resolution 2 To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company's auditors for the financial year ending December 31, 2026, and to authorize the Directors to fix each of their remunerations.

Ordinary Resolution 3 To receive and adopt the Directors' Statement and Audited Financial Statements (which are reported on based on the Singapore Financial Reporting Standards (International) and the Companies Act 1967 of Singapore) for the financial year ended December 31, 2025, together with the Auditor's Report thereon.

Ordinary Resolution 4 To re-elect Mr. Pham Nhat Quan Anh as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.

SPECIAL BUSINESS

Ordinary Resolution 5 To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

"***RESOLVED THAT*** *authority be and is hereby given to the directors of the Company ("**Directors**") to:*

(a) *(i) issue shares in the capital of the Company ("**Shares**"), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, "**Instruments**") that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including, but not limited to, the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and*

(b) *(notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the shareholders is in force,*

provided that:

(A) *in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 of Singapore for the time being in force and the Constitution for the time being of the Company; and*

(B) *(unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier."*

These items of business are more fully described in the proxy statement. You should read the entire proxy statement carefully prior to submitting your vote through electronic communications or (in respect of persons whose names are entered in the register of members of the Company) the Proxy Form in the manner set out therein.

This Notice, the Audited Financial Statements (under the Singapore Financial Reporting Standards) for the financial year ended December 31, 2025 (and the accompanying Directors' Statement and the Auditor's Report) (the "SFRS Audited Financial Statements"), the proxy statement and the annual report to VinFast Shareholders are currently available on the website https://www.cstproxy.com/vinfastauto/am2026. The SFRS Audited Financial Statements, together with this Notice, the proxy statement and the annual report to VinFast Shareholders are referred to as "AGM Materials".

All capitalized terms used in this Notice have the same meaning as set out in the proxy statement, unless the contrary intention appears.

CONTROL NUMBER

The Proxy Materials are available for review at:
https://www.cstproxy.com/vinfastauto/am2026

VINFAST

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)
(Company Registration Number 201501874G)

Important Notice Regarding the Availability Of Proxy Materials For the 2026 Annual General Meeting of Shareholders to Be Held On June 25, 2026 (Eastern Time) / June 26, 2026 (Singapore Time)

General matters relating to the AGM:

1. **Quorum:** The quorum required to transact business at the AGM is for at least two registered holders of Vinfast Shares ("**VinFast Registered Shareholders**") to be present in person at the time when the AGM proceeds to business. A VinFast Registered Shareholder being present in person includes a person attending as a proxy and a corporation being a VinFast Shareholder shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Companies Act 1967 of Singapore ("**Companies Act 1967**") and such corporation's representative is not otherwise entitled to be present at the meeting as a VinFast Shareholder or proxy or as a corporate representative of another VinFast Shareholder.

2. **Basis of voting:** Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favor of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

3. **Identification of Shareholders of Record and their corporate representatives:** Before any person may participate in the AGM, the Chairperson of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified.

4. **Record Date for Shareholders of Record:** VinFast has fixed the close of day being 11:59 PM (Eastern Time) on May 29, 2026 / 11:59 AM (Singapore Time) on May 30, 2026 as the record date for determining whether members of VinFast are entitled to receive printed copies of this Notice to access the AGM Materials and to vote at the AGM.

Participation in the AGM:

5. **AGM to be held by electronic means:** The AGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act 1967. A VinFast Shareholder will not be able to physically attend the AGM and may vote online or appoint a proxy by submitting their Proxy Form, as further discussed below. A VinFast Shareholder may observe and/or listen to the AGM proceedings via live webcast and live audio feed and may submit questions live or in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only.

   The Company is arranging for a live webcast and live audio feed of the AGM proceedings (the "**Live AGM Webcast**" or the "**Live AGM Audio Feed**") which will take place on June 25, 2026, 8:30PM (Eastern Time) / June 26, 2026, 8:30AM (Singapore Time) in place of a physical AGM. VinFast Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by VinFast Shareholders. Any VinFast Shareholder seeking to attend the AGM physically in person will be turned away.

   VinFast Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:00 PM (Eastern Time) on June 25, 2026/8:00 AM (Singapore Time) on June 26, 2026, and VinFast Shareholders should allow ample time to ensure their ability to access the meeting.

6. **Notice:** Printed copies of this Notice will be sent to VinFast Shareholders.

7. **Submission of Questions:** VinFast Shareholders may submit questions related to the Resolutions prior to the start of the AGM at https://www.cstproxy.com/vinfastauto/am2026 or during the AGM by following the instructions provided during the AGM.

8. **Appointment of Proxies:** VinFast Shareholders who wish to exercise his/her/its voting rights at the AGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company. The Chairperson shall decline to accept appointment as proxies for any VinFast Shareholder to vote in respect of any of the Ordinary Resolutions, unless specific instructions have been given in the Proxy Form on how the VinFast Shareholder wishes for his/her/its votes to be cast in respect of the said relevant Ordinary Resolutions.

   A member who is not a relevant intermediary (as defined under Section 181 of the Companies Act 1967) is entitled to appoint not more than two proxies to attend and vote at the AGM. Where such member's instrument appointing a proxy(ies) appoints more than on proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in the Proxy Form. A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the AGM. Where a member is represented by more than one proxy, such proxy shall count as only one member for the purpose of determining the quorum of the AGM.

   A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the AGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member's Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

   If you are a VinFast Shareholder whose name is entered into the register of members of the Company and you want to appoint a proxy to vote on your behalf at the AGM, you must **complete and sign** the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than June 22, 2026, 8:30 PM (Eastern Time) / June 23, 2026, 8:30 AM (Singapore Time), being seventy-two (72) hours before the time appointed for the AGM.

9. **Voting:** If you wish to submit your vote online, you should access https://www.cstproxy.com/vinfastauto/am2026. Whether or not you plan to attend the AGM, we urge you to submit your vote online.

10. **Personal Data Privacy:** By participating in the AGM and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak, and vote at the AGM and/or any adjournment thereof, or submitting any details of the VinFast Shareholder's corporate representatives in connection with the AGM, a VinFast Shareholder (a) consents to the collection, use and disclosure of the Shareholder's personal data by the Company (or its agents or service providers) for the purpose of the processing, administration, and analysis by the Company (or its agents or service providers) of proxies appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the "**Purposes**"); (b) warrants that where the VinFast Shareholder discloses the personal data of the VinFast Shareholder's proxy or corporate representative to the Company (or its agents or service providers), the VinFast Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the VinFast Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses, and damages as a result of the VinFast Shareholder's breach of warranty.

By Order of the Board

Pham Nhat Quan Anh
Chairman
Date: June 10, 2026

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791, or

By logging on to https://www.cstproxy.com/vinfastauto/am2026 or

By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line.